EXHIBIT 99.1

Magic Software Releases its Flagship Application Platform: uniPaaS Version 1.5, Now With .NET Rich Internet Client

    New Platform Version Allows Organizations to Build and Deploy
    RIA and SaaS Applications in Approximately One-fifth of the
                 Time it Takes Other Technologies
     Version Particularly Relevant to Organizations During Times
                       of Economic Volatility

OR-YEHUDA, Israel, Nov. 25, 2008 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq:MGIC), a leading provider of application platforms and business and process integration solutions, today announced the release of uniPaaS version 1.5 - the company's flagship Rich Internet Application (RIA) and SaaS Enabled Application Platform (SEAP), designed to allow organizations to develop and deploy applications in approximately one-fifth of the time and effort it takes other technologies. The new release includes a migration utility for legacy application versions and a native .NET Rich Internet Application Client that allows users to take full advantage of .NET capabilities to provide a richer and more powerful user experience.

uniPaaS is best suited for mobile, field service, supply chain and vertical business applications. IT departments and ISVs can now create rich internet business applications that easily leverage and modernize legacy applications to reach mobile users and connect partners in a supply chain. By calling routines from existing applications, uniPaaS simplifies the process of creating new business logic and provides a powerful browser-free rich internet client.

Jeff Kaplan, managing director for THINKstrategies says: "Building and supporting business applications that can reside behind the firewall or in the 'cloud' has been a complicated and costly proposition, requiring a different set of development tools and skills which few ISVs or enterprise organizations can support financially. Magic Software's uniPaaS offers a unique approach to address these challenges and provides ISVs and enterprises with the tools they need to cost-effectively develop RIA and SaaS solutions to cater to their varying requirements. It could help open up the SaaS market to more ISVs who otherwise would not attempt to carry on-premise and on-demand solutions, and could encourage additional market growth and innovation."

Customers are responding to uniPaaS because it is a savvy and cost-effective alternative to traditional Client/Server applications, letting them better target mobile and dispersed users while saving on operational and maintenance costs. Intelys, the leading Real Estate software vendor in France, is one of the numerous Magic Solution providers to adopt uniPaaS for Rich Internet Applications. Michel Heredia, CEO for Intelys, says, "We chose Magic Software as our application platform when we decided to develop our first version, 10 years ago. Over the years we evolved our solution from Client/Server architecture to a multi-tenant web based RIA, without losing a single line of business logic. In addition to the outstanding investment preservation, we are able to fit our solution very easily into our customers' context: it incorporates Magic Software's integration backbone and easily integrates with existing customer applications; and it also gives customers a choice of deployment models - on-premise as well as on-demand."

"uniPaaS is an especially appealing solution for organizations looking to gain a competitive edge during today's economically turbulent times. uniPaaS gives our partners the ability to quickly respond to, and cost-effectively pursue new business opportunities. For the customer, uniPaaS gives an unbeatable total-cost-of-ownership (TCO) and the convenience of fully maintaining their applications from a centralized location," said Avikam Perry, CTO and vice president of products for Magic Software. "While most RIA platforms available today address only the Client tier, uniPaaS offers a comprehensive, well-architected framework that gives extensive interoperability with other technologies such as Adobe Flex at the front-end or RPG at the back-end," he added.

Join our webinar "Mobilizing the Enterprise: Using RIA and SaaS to Do More with Less" on Thursday, Dec. 11th, at 3 p.m. ET (12 noon PT). To register: http://www.ebizq.net/webinars/10645.html?s_tact=MAGIC.

Notes to the Editors

About uniPaaS Version 1.5

  -- uniPaaS features a single development paradigm that
     automatically handles the Client and Server partitioning.
     With no need to follow distinct Client and Server paradigms and no need to explicitly install Client-side software, total cost of ownership is greatly reduced.
  -- uniPaaS can deploy in multiple modes - on-premise as well as on-demand. Users can move smoothly between RIA and
     Client/Server without re-writing their application.
  -- Magic Software application owners and ISVs can extend their service and product offerings to include RIA and SaaS
     deployment, while significantly lowering their application maintenance and delivery costs.
  -- ISV's and Enterprises new to Magic Software can implement their applications on a single platform while supporting
     both Client/Server and Web based deployments, significantly reducing their investment for moving to RIA.
  -- uniPaaS supports native .NET capabilities that give a richer and more powerful user experience. The new .NET RIA Client is a genuine .NET based application which is fully compatible with the Java based RIA client delivered with uniPaaS version
     1.0, and does not require any application changes.
  -- The new version features an automated migration utility for converting legacy (Record Main) applications to event based logic while keeping the functionality of the application fully intact. This helps maintain the existing IT investments of long standing Magic Software customers, and makes the
     transition to uniPaaS and RIA faster and simpler.

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a leading provider of multiple-mode application platform solutions - including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

The Magic Software Enterprises Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5524

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

CONTACT: Metis Communications
         USA
         Cathy Caldeira
         +1-617-236-0500
         magicsoftware@metiscomm.com

         International
         Magic Software Enterprises
         Arita Mattsoff
         +972 3 538 9292
         arita@magicsoftware.com